                                  LAW OFFICE OF

                                 DANIEL W. SMALL

                                 ATTORNEY AT LAW

ONE BURTON HILLS BOULEVARD                              DANIEL W. SMALL, ESQ.
SUITE 330                                               dsmall@nashvillelaw.net
NASHVILLE, TENNESSEE 37215                              TELEPHONE (615) 252-6000
WEB SITE - www.nashvillelaw.net                         FACSIMILE (615) 252-6001

                                  July 13, 2006

VIA E-MAIL
Ms. Kathryn McHale
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N. E.
Washington, D.C. 20549-4561

         RE:      RESPONSES TO COMMENT LETTER DATED JUNE 23, 2006
                  MID-AMERICA BANCSHARES, INC.
                  REGISTRATION STATEMENT ON FORM S-4
                  FILED MAY 26, 2006
                  FILE NO. 333-134247

Dear Ms. McHale:

         We have carefully reviewed the comments submitted by the Staff. Based upon our review of the comments and discussions with the Staff, we respond to the comments as set forth below. We note that some changes, such as the inclusion of the Tennessee "Hall Income Tax" discussion, were made in response to comments received from the FDIC's Accounting and Securities Disclosure Section. Once the Staff has had an opportunity to review the comments, we will submit registrant's request for acceleration of the effectiveness of the registration statement, as amended. We have reproduced the Staff's comments below and, where practicable, we have also included the revised text from the amended filing.

General

COMMENT 1.        We note that you intend to include anti-takeover provisions in the charter of the holding company and yet you do not include details of these provisions or the opportunity for shareholders to vote on these provisions separate from the vote on the share exchange. Please revise your disclosure to unbundle these issues.

Response:         Upon further discussion with the Staff, it was the Staff's position that the unbundling rules did not apply to this share exchange. However, registrant has specified in the revised discussion in three places that a vote "FOR" the share exchange constitutes a de facto approval of the Holding
                  Company's materially different charter.




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Kathryn McHale
July 13, 2006
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                  On page 1 of the text in the amended filing, registrant makes the following disclosure:

         Q: IF I VOTE FOR THE SHARE EXCHANGE, AM I IN EFFECT VOTING TO ACCEPT THE HOLDING COMPANY'S CHARTER AND BYLAWS?

         A: Yes. The Holding Company's charter and bylaws have some important provisions that are very different from some of the provisions in the banks' charters and bylaws. By voting for the share exchange, you are in effect voting to accept the Holding Company's charter and bylaws. <End>

                  On page 4 of the amended filing, registrant makes the following disclosure:

                  A VOTE FOR THE SHARE EXCHANGE IS ALSO A VOTE IN FAVOR OF THE HOLDING COMPANY'S CHARTER AND BYLAWS ("The Share Exchange Agreement - Impact of the Share Exchange on Shareholders of the Banks," starting on page ____)

                  The Holding Company's charter contains a number of important provisions that are different from those of one or both of the banks. Among these are a classified, staggered-term, board structure, supermajority voting requirements on many important issues, and significant anti-takeover deterrents designed to give management and the board of directors more power to negotiate with prospective acquirers of the Holding Company or one or both of the banks. The purpose of these provisions is to enable the board to obtain the best possible price for all shareholders as a group in any sale or change of control. However, such provisions may result in management entrenchment and/or in some or all shareholders not receiving a premium for their shares over then-prevailing market prices. A vote for the share exchange is, in effect, a vote to accept the provisions of the Holding Company's charter and bylaws. Therefore, it is important for each bank's shareholders to review carefully the form of Holding Company charter contained in this document as Appendix 4. See "Brief Comparison of Holding Company Common Stock with Bank Common Stock," beginning at page ____, for a discussion of certain material differences between the rights of the shareholders of each bank and those of Holding Company shareholders. <End>

                  Similar disclosures are made on pages 8 and 54 of the amended filing. On page 54, registrant makes the following disclosures in the section "Impact of the Share Exchange on Shareholders of the Banks":




                  o A vote for the share exchange is, in effect, a vote to accept the provisions of the Holding Company's charter and bylaws. The following provisions are included in the Holding Company's charter and supplemented by its bylaws:



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July 13, 2006
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                                                           DANIEL W. SMALL, ESQ.
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                    o         The Holding Company has adopted a classified board
                              structure that provides, in general, for the election of directors for three-year, staggered terms;

                    o The Holding Company has adopted "supermajority" voting provisions that require approval of 75% of the shares entitled to vote on certain important issues, including the approval of extraordinary corporate transactions (such as mergers and acquisitions), removing directors for cause, calling special meetings of shareholders, changing the indemnity and limitation of liability provisions related to directors, amending the charter to change these provisions, and related matters;

                    o The Holding Company has adopted bylaws that supplement many of these charter provisions and which cannot be amended by the shareholders except by supermajority, 75% vote; and

                    o The Holding Company has opted-in to the anti-takeover provisions specified by Tennessee law. These are designed to give management and the board of directors more power to negotiate with prospective acquirers of the Holding Company or one or both of the banks in order to obtain the best possible negotiated price, in a sale or takeover, for all shareholders as a group. However, they may result in management entrenchment and they may result in some or all shareholders not receiving a premium for their shares over then-prevailing market prices. Therefore, it is important for each bank's shareholders to review carefully the copy of the Holding Company's charter contained in this document as Appendix 4. <End>

                  In addition, the disclosure of differences between Holding Company shares and the shares of each of the banks has been expanded, on pages 118 through 122 of the amended filing.


COMMENT 2.        We note you refer to the allowance for possible loan losses throughout the filing. We believe the allowance for loan losses should reflect management's best estimate of probable loan losses. Please revise to remove all references to possible loan losses included in your allowance.

Response:         The reference to the "possible" in the context of loan losses has been removed.




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Kathryn McHale
July 13, 2006
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                                                           DANIEL W. SMALL, ESQ.
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COMMENT 3.        We note your disclosure that you have completed a private
                  placement offering of Bank of the South's shares. Please provide the date this offering was completed and provide details regarding the structure of the offering, the exemption from registration used (including supporting legal analysis) and the amount raised. We note that in the Pro Forma financials provided, you reference an amount smaller than the $6 million contemplated by the merger agreement.

Response:         As of March 31, 2006, Bank of the South was in the process of completing the offering and, by that date, it had sold 232,456 shares and had collected $4,999,000. The purchase price for the remaining 46,574 shares (with total proceeds of $1,001,000) was collected in April of 2006. The offering was completed in April of 2006 and the entire offering of 279,070 shares was thus sold, raising slightly over $6,000,000 in new common capital. Bank of the South sold shares of its common stock, $1.00 par value, in reliance on the exemptions for "any security issued or guaranteed by any bank" contained in
                  Section 3(a)(2) of the Securities Act of 1933, as amended, and a comparable exemption for bank securities contained in the Tennessee Securities Act of 1980, as amended, at T.C.A.
                  ss. 48-2-103(a)(3).


Cautionary Note Concerning Forward Looking Statements/How to Obtain Additional Information

COMMENT 4.        The information in these sections are not required or
                  contemplated by Items 501, 502 or 503 of Regulation S-K.
                  Please remove these sections so that they appear after the Risk Factors section.

Response:         Registrant has addressed the specified comment by moving
                  these sections so that they appear after the Risk Factors section (see pages 17 - 18 of the amended filing).


Questions and Answers about Voting Procedures, page 1

COMMENT 5.        Please include a question and answer that explains what
                  happens if shareholders vote against the merger.

Response:         Registrant has addressed the specified comment beginning on page 1 as follows:

                  Q: WHAT WILL HAPPEN IF THE SHAREHOLDERS DO NOT VOTE TO APPROVE THE SHARE EXCHANGE?

                  A: Although we do not expect this to happen, in that event we might seek to call new special meetings to reconsider the share exchange or we might abandon the transaction. If we abandon the transaction because the shareholders of one or both banks voted against it, or failed to vote sufficient shares to approve it, then each bank will pay its proportionate share of the expenses incurred in connection with the share exchange but neither bank


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Kathryn McHale
July 13, 2006
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                                                           DANIEL W. SMALL, ESQ.
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                           would be liable for a termination fee. In addition,
                           the second item of business is a proposal that would allow us to adjourn one or both of the special meetings so that we could attempt to obtain the needed vote to approve the share exchange. If we do not have the needed votes to approve the share exchange at the time of the special meetings, but we do have sufficient votes to permit us to adjourn one or both of the special meetings in order to solicit more "For" votes, then we would expect to do so.
                           <End.

                  Comparable disclosures appear on pages 7 and 66 of the amended filing.


Summary of the Share Exchange; What Bank Shareholders Are to Receive, p. 4

COMMENT 6.        Please disclose the value of each share of the Holding
                  Company stock that is to be received in the share exchange in this section and throughout the registration statement in all sections where the ratios are discussed.

Response:         Registrant has addressed the specified comment by including the value of $8.76 per share as suggested by the Staff. See, e.g., pages 4, 10, 11, 29, 49, 58, 59, and 77 of the amended filing.

                  Registrant has included in the "Summary of the Share Exchange," the following new paragraph in the subsection entitled "What Bank Shareholders Are to Receive" which appears on page 4 of the amended filing:

                  Based on their analysis and supported by the opinions of the financial advisors, the banks believe that the value of the shares of Holding Company common stock to be issued in the share exchange is $8.76 per share. The actual value for which Holding Company shares can be sold once the share exchange is completed may be lower or higher than this amount.


Dissenters' Rights, page 5

COMMENT 7.        Please include a brief summary of the steps needed in order for shareholders to perfect their dissenters' rights.

Response:         Registrant has addressed the specified comment by including the following summary on page 5:

                  DISSENTERS RIGHTS (starting on page ___ and Appendix 5)

                  Under Tennessee law, the shareholders of both banks will have dissenters' rights in connection with the share exchange. Accordingly, shareholders of PrimeTrust Bank and Bank of the South


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July 13, 2006
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                                                           DANIEL W. SMALL, ESQ.
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                  are entitled to dissent from the share exchange and to
                  surrender their shares in exchange for the statutory "fair value" of their shares if the share exchange is completed and if they strictly comply with all of the legal requirements governing dissent. These rights are prescribed by the Tennessee statutes. Strict compliance with the dissent procedures is mandatory.

                  Generally, in order to exercise dissenters' rights under Tennessee law, a bank shareholder must:

                  o deliver to the bank or banks in which you own stock, before the special meeting, written notice of your intent to demand payment for all of your shares of bank common stock if the share exchange is completed; and

                  o not vote any of your shares in favor of approving and adopting the share exchange agreement, either by voting for the transaction on your proxy card or by signing and returning a proxy that does not specify how you want to vote. IF IT IS YOUR INTENT TO DISSENT, DO NOT SEND IN A SIGNED PROXY UNLESS YOU VOTE AGAINST THE SHARE EXCHANGE OR YOU WILL LOSE THE RIGHT TO DISSENT.

                  A shareholder who fails to satisfy both of these two requirements is not entitled to payment for her, his or its shares of bank common stock under applicable law. The addresses for notices of a shareholder's right to dissent to be delivered to the two banks are set forth starting on page ____. A shareholder who desires to dissent bears the risk of non-delivery and of untimely delivery. Please refer to "Dissenters' Rights" beginning on page ____ and to Appendix 5. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN CHAPTER 23 OF THE TENNESSEE BUSINESS CORPORATION ACT WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.


Risk Factors, page 8

COMMENT 8.        The risk factors section should discuss only those risks
                  that uniquely affect your business, and should avoid the discussion of immaterial, or generic risks that could affect any company. Please revise the section beginning on page 15 to either remove generic risks or to revise each risk to clarify how they affect Mid-America Bancshares or its component banks.

Response:         Registrant has addressed the specified comment and other
                  comments related to Risk Factors by revising the headings of such Risk Factors, by deleting the "A, B, and C" categorizations of such factors, by deleting certain risk factors, by adding additional factors, and by changing the introductory language starting on page 8 of the amended filing, as well as by appropriate changes to the text where needed.



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Kathryn McHale
July 13, 2006
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                                                           DANIEL W. SMALL, ESQ.
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COMMENT 9.        Item 503 of Regulation S-K calls for the headings that
                  accompany each risk factor to be descriptive of the risk described; many of your subheadings simply state facts, rather than describe a particular risk. Revise the headings for each of your risk factors so that they adequately describe the relevant risk. For example: "The Joint Governance Plan" could be revised as "Each bank may not receive equal control over Mid-America Bancshares."

Response:         Registrant has revised the headings of the Risk Factors in response to this comment, starting on page 8 .


COMMENT 10.       Many of your risk factors include language like "no assurance can be given," "can not assure" or similar cautionary phrases.
                  The risk that is the subject of the relevant risk factor is not your inability to offer assurance, but instead the particular risk to an investor in your shares. Therefore, remove this language throughout this section.

Response:         Registrant has addressed the specified comment by deleting the specified wording.


COMMENT 11.       Please include a risk factor which discusses the implications of default or insolvency of one bank on the other. In addition, include a discussion regarding to what extent each bank's regulatory burden might be affected by the poor performance of the other bank.

Response:         Registrant has addressed the specified comment beginning on page 11 as follows:

                  Financial problems at either or both banks could affect the value of the Holding Company's shares.

                  If the share exchange is completed, financial problems at either PrimeTrust Bank or Bank of the South, or both, could adversely affect the value of the Holding Company shares. For example, each bank is required to maintain specified capital levels. If one bank suffered financial problems or had its capital reduced below those levels by regulatory fines, the capital and earnings of the Holding Company on a consolidated basis would likely be reduced. Alternately, in order to meet its regulatory requirement that it serve as a "source of strength" to its subsidiary banks, the Holding Company might attempt to transfer capital from the unimpaired bank to the bank with such problems, which would lower the earning capacity of the transferring bank. Alternately, the Holding company might attempt to raise additional equity, or to incur debt, with the result that earnings per share (and possibly percentage of ownership) would be diluted. Or, the Holding company might be compelled to try to sell one or both banks. In addition, the rights of shareholders would clearly be subordinated to the interests of depositors in the event of the failure of one or both of the banks. See "Supervision and Regulation," beginning on page ___.

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July 13, 2006
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                  Regulatory burdens resulting from financial, regulatory, or legal problems at either or both banks could reduce the value of Holding Company shares.

                  Banking is a highly regulated business. Financial or legal problems at either or both of the banks, or regulatory problems related to a litany of potential problems including asset quality, low earnings, quality of a bank's investment portfolio, legal compliance, Bank Secrecy Act or privacy violations or alleged violations, litigation costs and the results of adversely determined litigation, and other issues could cause the Bank's activities to be restricted or result in fines. Any of these circumstances could result in reduced earnings of one or both banks and, therefor, of the Holding Company on a consolidated basis. See "Supervision and Regulation," beginning on page ___.


There are Differences in Owning Holding Company Stock..., page 9

COMMENT 12.       The disclosure in this section does not describe why the
                  switch to holding company ownership would result in a risk to shareholders of the component banks. Please revise to clarify why the switch would be a risk to shareholders.

Response:         Registrant has substantially revised this disclosure in light of the Staff's comments, as set forth beginning on page 11:

                  The equity accounts of the two banks are different and the exchange ratios do not achieve exact parity.

                  The estimated value of a share of Bank of the South common stock at December 31, 2005 after giving effect to the Bank of the South exchange ratio, was $5.46 per share, while the estimated value of each share of PrimeTrust Bank at that date, after giving effect to the PrimeTrust Bank exchange ratio, was $5.67 per share. The pro forma equity ownership of shareholders of the Holding Company, assuming completion of the share exchange, and after giving effect to the applicable exchange ratios, is $7.21 per share. (The increase in book value results primarily from the excess purchase price adjustment related to the proposed transaction and the additional $6.0 million in capital raised by Bank of the South.) The exchange ratios of the two banks were negotiated at arm's length between the parties and do not achieve exact parity based on "book value." However, the boards of directors of the banks concluded, based on the information available to them, that the historical and pro forma comparative earnings of the banks justified the respective exchange ratios even if absolute parity of "book value" was not achieved. The banks' boards of directors did not believe that exchange ratios could be based on "market prices" because of the limited trading in the shares of the banks and the absence of a recognized market for the shares of either bank. Arriving at the exchange ratios was further complicated by the facts that both banks are relatively new, both having opened for business in 2001, and both

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July 13, 2006
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                  have grown rapidly. The banks and the Holding Company
                  have determined that the value of the shares of Holding Company common stock to be issued in the share exchange is $8.76 per share.


Your Equity Ownership May be Affected by the Share Exchange, page 11

COMMENT 13.       The accompanying text appears to indicate that the
                  shareholders' book value of equity ownership will increase after the merger. Please revise to clarify why this represents a risk.

Response:         Registrant has substantially revised this disclosure in light of the Staff's comments, as set forth in response to Comment 12.


Unknown and Future Risks/Other risks may exist or develop..., page 18, 19

COMMENT 14.       Item 503 instructs registrants to avoid discussion of
                  generic risks or risks that could apply to any company. It requires that companies discuss all material risks that would make an investment in your shares speculative or risky. Revise these sections to discuss, in complete detail, all known material risks. Also, remove the statement that risks may occur in the future that management does not know about at this time because it is a generic risk.

Response:         Registrant has revised its risk factors discussion with a
                  view to limiting them to issues related directly to the share exchange and the ownership of Holding Company common stock. We have inserted a discussion of the two risks identified by the Staff (Comment 11). However, we respectfully differ slightly with the Staff's view that it is appropriate to "remove the statement that risks may occur in the future that management does not know about at this time because it is a generic risk." We believe that the entire omission of this qualification could be materially misleading in that it could lead an investor erroneously to infer that all possible present and future risks have been identified and discussed.
                  Although we believe that registrant has exhaustively described all material risks, it is not possible for the registrant to state with complete certainty that it has described all possible future material risks. For that reason, registrant proposes to delete the specified text but to change the first paragraph under the caption "Risk Factors" to read as follows:

                  Upon completion of the share exchange, shareholders of the two banks will receive shares of Holding Company common stock in exchange for their shares of bank common stock. Before deciding whether or not to approve the transaction, or whether or not to dissent from the transaction, you should be aware of and consider the following risks and uncertainties, in addition to the other information contained in this document, including the matters addressed under the caption "Cautionary Notice Concerning Forward Looking Statements," beginning on page ___.


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Kathryn McHale
July 13, 2006
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                  There are, of course, risks involved in any investment. The known material risks of owning Holding Company common stock are somewhat similar, but not identical, to those associated with owning the stock of a single bank. The discussion below concerns known material risks. The order in which any particular risk is listed is arbitrary and you should consider each of the risks carefully without regard to the order in which it is listed.


Reasons for the Share Exchange, page 27

COMMENT 15.       It would appear that Bank of the South's shares were
                  trading at a significant premium over the trading price of PrimeTrust's shares in 2005. Please revise to clarify how the differences in trading prices affected each bank's Board's decision to recommend the transaction to their shareholders.

Response:         Registrant has included, beginning on page 29 of the amended filing, the following new disclosure in response to the Staff's comment in order to give the reader of the document a greater insight into the interplay between exchange ratios and "market" price:

                  Setting the Exchange Ratios

                  The banks' representatives negotiated the exchange ratios of the Holding Company shares to be received by their shareholders based on multiple factors. Among these, relative book values, asset size, asset quality, goodwill, growth potential, earnings and earning projections, and the opinions of the financial advisors were all considered. However, the banks' boards of directors did not believe that exchange ratios could be based on "market prices" because of the limited trading in the shares of the banks and the absence of a recognized market for the shares of either bank. For example, prices reported for Bank of the South shares in 2005 ranged from $21.50 to $27.00 per share, compared to $15.00 per share for shares of PrimeTrust Bank, but there was little trading volume in the shares of either bank and no market maker or dealer is involved in the shares of either institution. Accordingly, although market price was considered, it was not deemed to be as meaningful as if there were publicly available "bid" and "asked" prices in a recognized securities market upon which the boards of directors could have relied. Based on their analysis and supported by the opinions of the financial advisors, the banks believe that the value of the shares of Holding Company common stock to be issued in the share exchange is $8.76 per share. The actual value for which Holding Company shares can be sold once the share exchange is completed may be lower or higher than this amount.


Opinion of Hovde Financial LLC..., page 31


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Kathryn McHale
July 13, 2006
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COMMENT 16.       Please disclose the amount of the fee paid to Hovde for its financial analysis.

Response:         Registrant has included the amount paid to Hovde in this
                  section on page 31. The amount was $40,000 for services and a reimbursement of expenses in the amount of $5,053.28.

COMMENT 17.       You disclose that the fairness opinion of Hovde Financial
                  LLC, dated November 14, 2005 is included as Appendix 2.
                  However, Appendix 2 includes a letter dated May 3, 2006 from
                  Hovde Financial LLC. Please revise to include the November 14,
                  2005 fairness opinion from Hovde Financial LLC.

Response:         The Hovde letter dated May 3, 2006, was "updated" by Hovde at registrant's request to include reference to the $8.76 price per share to be received by PrimeTrust Bank shareholders. The updated version of the letter has been appended in place of the prior version. Accordingly, we have deleted all reference to the prior letter.

Opinion of BankersBanc Capital Corporation, page 40

COMMENT 18.       Please disclose the amount of the fee paid to BankersBanc for its financial analysis.

Response:         Registrant has included the amount paid to BankersBanc in this section on page 40. The amount was $40,000 for services and a reimbursement of expenses in the amount of $218.37.


The Share Exchange Agreement, page 50

COMMENT 19.       Please disclose to the staff the status of your application with the Federal Reserve to become a holding company.

Response:         The registrant's application to the Federal Reserve was
                  approved on June 26, 2006, subject to the right of the United
                  States Department of Justice ("DOJ") to object to transaction on competitive grounds for a period of thirty days. On July
                  11, 2006, the Federal Reserve Bank of Atlanta sent a letter to registrant to advise it that the DOJ had reduced this waiting period to 15 days, which expired on the same date.
                  Accordingly, the Federal Reserve has advised the registrant that the share exchange can be completed after July 11, 2006, and on or before September 26, 2006, unless the deadline for completion of the share exchange transaction is extended by the Federal Reserve. Registrant has disclosed Federal Reserve approval in the revised text on pages 7 and 50.

Vote Required to Approve the Share Exchange, page 52


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Kathryn McHale
July 13, 2006
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COMMENT 20.       In addition to the disclosure you have provided, please
                  disclose the percentage of shares needed to approve the merger excluding the votes of affiliates.

Response:         Registrant has addressed the specified comment as follows on page 6:

                  In "Summary of the Share Exchange," registrant revised the vote-required disclosure in the revised first paragraph:

                  VOTE REQUIRED TO APPROVE THE SHARE EXCHANGE (page ___ )

                  Approval of the share exchange agreement requires the affirmative vote of at least a majority of the votes entitled to be cast at the special meetings by the shareholders of each bank. If you don't vote, or if you abstain, it will have the effect of a vote against approval of the share exchange. To be approved by Bank of the South shareholders, the share exchange agreement must receive at least 1,557,283 votes and to be approved by PrimeTrust Bank shareholders, it must receive at least 1,698,700 votes. Directors and executive officers of Bank of the South are expected to vote 533,973 shares in favor of the share exchange, so a further 1,023,310 shares (39.65% of the outstanding Bank of the South shares not held by directors, executive officers and their interests) will be required for BOS to approve the share exchange. Directors and executive officers of PrimeTrust Bank are expected to vote 797,401 shares in favor of the share exchange, so a further 901,299 shares (34.67% of the outstanding PrimeTrust Bank shares not held by directors, executive officers and their interests) will be required to approve the share exchange.
                  <End>

                  Further, in the section entitled "Vote Required to Approve the Share Exchange," which begins on page 52, the registrant revised the disclosure in the second and third paragraphs to read as follows:

                  Bank of the South expects its directors and executive officers to vote their shares for the share exchange. These persons have the power to direct the voting of 518,154 shares (or approximately 16.64%) of the common stock entitled to vote at the Bank of the South special meeting. Thus, in addition to the votes of the Bank of the South directors and officers, an additional 1,039,129 shares (40.02% of the outstanding Bank of the South shares not held by directors, officers and their interests) will be required to approve the share exchange.

                  PrimeTrust Bank also expects its directors and executive officers to vote their shares for the share exchange. These persons have the power to direct the voting of 797,401 shares (or approximately 23.47%) of the common stock entitled to vote at the PrimeTrust Bank special meeting. Thus, in addition to the votes of the PrimeTrust Bank directors and officers, an additional 901,299 shares (34.67% of the outstanding PrimeTrust Bank shares not held by directors, officers and their interests) will be required to approve the share exchange.

Kathryn McHale
July 13, 2006
Page 13
                                                           DANIEL W. SMALL, ESQ.
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The Termination Fee and Special Costs and Expenses, page 66

COMMENT 21.       Please clarify that neither bank will be subject to the
                  termination fee by virtue of voting against the share exchange.

Response:         Registrant has included the following disclosure in the
                  amended filing on page 1:

                  Q: WHAT WILL HAPPEN IF THE SHAREHOLDERS DO NOT VOTE TO APPROVE THE SHARE EXCHANGE?

                  A: Although we do not expect this to happen, in that event we might seek to call new special meetings to reconsider the share exchange or we might abandon the transaction. If we abandon the transaction because the shareholders of one or both banks voted against it, or failed to vote sufficient shares to approve it, then each bank will pay its proportionate share of the expenses incurred in connection with the share exchange but neither bank would be liable for a termination fee. In addition, the second item of business is a proposal that would allow us to adjourn one or both of the special meetings so that we could attempt to obtain the needed vote to approve the share exchange. If we do not have the needed votes to approve the share exchange at the time of the special meetings, but we do have sufficient votes to permit us to adjourn one or both of the special meetings in order to solicit more "For" votes, then we would expect to do so.

                  Registrant also added similar disclosures in the last paragraph of the summary section "Termination or Cancellation; Amendment or Waiver" (on page 7) and in the last paragraph of the section "Termination and Termination Fee" (on page 66).

Material Federal Income Tax Consequences, page 67

COMMENT 22.       Since McLemore & Rollins has not granted an unqualified
                  opinion, revise this section to discuss the fact that McLemore
                  & Rollins has granted a "more likely than not" opinion and discuss the reasons that counsel was not able to provide an unqualified opinion. Also, consider whether risk factor disclosure is appropriate, given counsel's doubts.

Response:         Registrant has consulted with its special tax counsel, who has revised the tax opinions and removed the "more likely than not" qualification. The following revised disclosure appears in the amended filing starting on page 69:

                  MATERIAL FEDERAL INCOME TAX CONSEQUENCES

                  The following is a discussion of the material federal income tax consequences of the share

Kathryn McHale
July 13, 2006
Page 14
                                                           DANIEL W. SMALL, ESQ.
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                  exchange under the Internal Revenue Code to Bank of the
                  South and to PrimeTrust Bank shareholders who receive
                  Holding Company common stock solely in exchange for bank common stock. The tax discussion is based on an opinion of special legal counsel to the banks and the Holding Company. The tax opinion from special legal counsel to the parties addresses the material federal income tax consequences of the share exchange to the shareholders of the two banks. The opinion is based on current law and, among other things, certain customary assumptions and representations relating to certain facts and circumstances of, and the intentions of the parties to the share exchange. Neither the Holding
                  Company nor the banks have requested a ruling from the Internal Revenue Service in connection with the share exchange. This legal opinion is not binding on the Internal Revenue Service. As noted below, this discussion may not apply to every shareholder. Thus, you are urged to consult with your tax advisor to determine the particular tax consequences of the share exchange to you.

COMMENT 23.       Revise this section to clarify that this section is based
                  upon the opinion of counsel. Consequently, do not refer to this section as a summary. Also, please clarify the particular circumstances which would make this tax discussion and the underlying tax opinions inapplicable to a particular shareholder.

Response:         Registrant has addressed the specified comment by revising the tax discussion (especially the introductory paragraph) to clarify the text and to remove the "summary" terminology. In the last paragraph of the "Material Federal Income Tax
                  Consequences" section, on page 71 of the amended filing, registrant, in consultation with its special tax counsel, has identified those persons who or which might not be able to rely on the tax opinion:

                  However, the foregoing opinions may not apply to the federal income tax consequences of the share exchange to a bank shareholder subject to special treatment under the Internal Revenue Code. Examples of these types of shareholders are foreign persons, financial institutions, dealers in securities, traders in securities who elect to apply a mark-to-market method of accounting, insurance companies, tax-exempt entities, shareholders who do not hold their shares of the bank's common stock as capital assets, holders who acquired their shares pursuant to the exercise of an employee stock option or right or otherwise as compensation, and holders who hold their shares of bank common stock as part of a "hedge," "straddle," or "conversion transaction." Nor does the foregoing discussion apply to foreign, state or local law, or to federal tax laws other than those pertaining to income tax.

Kathryn McHale
July 13, 2006
Page 15
                                                           DANIEL W. SMALL, ESQ.
--------------------------------------------------------------------------------


COMMENT 24.       We note that you state that this section does not cover
                  all federal tax consequences. Please clarify that this section does cover all material federal tax consequences.

Response:         Registrant has addressed the specified comment by revising the tax discussion (especially the introductory paragraph) to clarify that it addresses all material federal income tax issues. Please refer to the Response to Comment 22, above, for the language used in the amended filing.

COMMENT 25.       Remove the word "expected" from the first bullet point, as this is a matter upon which counsel has opined.

Response:         Registrant has removed the word "expected" from the first
                  bullet point on page 70 of the amended filing.


PrimeTrust Bank Selected Historical Financial Data, page 75

COMMENT 26.       Please revise to disclose all long-term obligations,
                  specifically including advances from the Federal Home Loan
                  Bank, and redeemable preferred stock in your balance sheet table. Refer to Item 301 of Regulation S-K.

Response:         Long-term obligations of PrimeTrust Bank related to advances from the Federal Home Loan Bank have been added to the table.
                  The disclosure related to stockholders' equity has been expanded to disclose the Series A Preferred Stock as set forth on page 79 of the amended filing.


Bank of the South Selected Historical Financial Data, page 77

COMMENT 27.       Please revise to disclose all long-term obligations,
                  specifically including advances from the Federal Home Loan
                  Bank in your balance sheet table. Refer to Item 301 of Regulation S-K.

Response:         Long-term obligations of Bank of the South related to
                  advances from the Federal Home Loan Bank have been added to the table which appears on page 81 of the amended filing.

Kathryn McHale
July 13, 2006
Page 16
                                                           DANIEL W. SMALL, ESQ.
--------------------------------------------------------------------------------



Selected Unaudited Pro Forma Consolidated Financial Data, page 79

COMMENT 28.       Please revise here and in the Summary of the Share
                  Exchange to disclose that this is an all-or-nothing offering since each element of the transaction must occur for the entire transaction to occur.

Response:         Registrant has addressed the specified comment as follows in the amended filing in the penultimate paragraph of the section entitled "Termination or Cancellation; Amendment and Waiver" in the "Summary of the Share Exchange." There, registrant states on page 7 that:

                  If the shareholders of both banks do not approve the share exchange by the required statutory vote, then neither bank will complete the share exchange with the Holding Company. Thus, the share exchange is "all or nothing," in that if both banks' shareholders do not approve the transaction, no share exchange will occur. Although we do not expect this to happen, in that event we might seek to call new special meetings to reconsider the share exchange or we might abandon the transaction. If we abandon the transaction because the shareholders of one or both banks voted against it, or failed to vote sufficient shares to approve it, then each bank will pay its one-half share of the expenses incurred in connection with the share exchange but neither bank would be liable for a termination fee. In addition, the second item of business is a proposal that would allow us to adjourn one or both of the special meetings so that we could attempt to obtain the needed vote to approve the transaction. If we do not have the needed votes to approve the share exchange at the time of the special meetings, but we do have sufficient votes to permit us to adjourn one or both of the special meetings in order to solicit more "For" votes, then we would expect to do so.

                  A comparable change has been made to the disclosures in the first paragraph of the text on page 83 of the amended filing in the section captioned "Selected Unaudited Pro Forma Consolidated Financial Data."


COMMENT 29.       Please revise the first paragraph on page 79 to more
                  clearly describe the elements of the transaction. We believe the first bullet point on page 86 includes a more transparent discussion of the transaction.

Response:         As is reflected on page 83 of the amended filing, the first bullet point from [old] page 86 [new page 90] has been used in the first paragraph of the indicated text to provide a more transparent discussion of the transaction.

Kathryn McHale
July 13, 2006
Page 17
                                                           DANIEL W. SMALL, ESQ.
--------------------------------------------------------------------------------


COMMENT 30.       Please revise to remove the estimated revenue increases
                  and estimated cost savings from your pro forma financial data.

Response:         The estimated revenue increases and estimated cost savings have been removed unless otherwise disclosed.


COMMENT 31.       Please revise pro forma adjustment note 4 on page 83 and
                  note 9 on page 85 to disclose the assumptions used to calculate the estimated earnings of $300,000 on the Bank of the South stock offering. Please note that all adjustments must be factually supportable.

Response:         The pro forma adjustment note 4 on page 83 and note 9 on
                  [old] page 85 IN NOTE (5) [note 4 new page 87 and note 10 on new page 89] have been revised to disclose that the estimated earnings of $300,000 on the proceeds of the $6,000,000 Bank of the South offering were estimated at 5%.


COMMENT 32.       Please revise to disclose in a note all material
                  nonrecurring charges or credits and related tax effects which result directly from the transaction and which will be included in income within the 12 months following the transaction. Clearly indicate that these items were not included in the pro forma financial information. Refer to Rule
                  11-02(b)(5) of Regulation S-X.

Response:         Registrant has made the specified changes, as is reflected on page 87 of the amended filing. Note (7) on [old] page 83 has [new page 87] been expanded to disclose the estimated nonrecurring charges on credits and related tax effects which result from the proposed transaction and the estimated annual amortization. A statement has been included to clearly indicate that these immaterial items were not included in the pro forma financial information.


Pro Forma Compensation Table, page 91

COMMENT 33.       We note that your pro forma disclosure is identical to the amounts paid by the banks to each officer in the years indicated; please confirm that the holding company does not intend to increase the compensation paid to these officers. If you can not make this representation, please remove this table which implies continuity of salaries.

Kathryn McHale
July 13, 2006
Page 18
                                                           DANIEL W. SMALL, ESQ.
--------------------------------------------------------------------------------


Response:         After discussions with the Staff, as reflected on page 95 of the amended filing registrant has determined to remove the table and to insert the following disclosure:

                  HOLDING COMPANY EXECUTIVE COMPENSATION

                  No plans have been formulated concerning compensation at the Holding Company level and none may be formulated in the near term. It should be expected, however, that in the future management will receive compensation in addition to their bank compensation for assuming duties at the Holding Company level in addition to those presently held at the respective banks. A summary compensation table for each bank is included starting on page ____ for PrimeTrust Bank and on page ____ for Bank of the South.


Change in Control Agreements and Employment Contracts, page 92

COMMENT 34.       Provision (b) states that a change of control has occurred when a majority of the present directors of the board no longer constitute a majority "two years later;" please clarify from what date this 2 year period runs.

Response:         Registrant has substantially revised the change of control agreements to address the issue raised by the Staff. The revised disclosure is extensive. Although the amount of the termination payments to Holding Company executives (3 times annual salary less one dollar) remains the same, the terms of when the executives can be terminated without the payment and when they would be entitled to the payment have been substantially revised. The discussion starts on page 95 of the amended filing. Exhibits 10.2, 10.3, 10.4, 10.5 and 10.6 have been amended and restated.

COMMENT 35.       Provision (c) states that a change of control has occurred when more than 50% of the board membership of the particular officer's bank has changed; however, in the first paragraph on page 12, you discuss that the composition of the bank's board might change as a result of the share exchange at the discretion of the holding company's board. Please discuss the potential conflicts of interest this may raise.

Response:         Registrant believes that the amended and restated change of control agreements contain language which clarifies this language. Please refer to the revised text starting on page 95.

Kathryn McHale
July 13, 2006
Page 19
                                                           DANIEL W. SMALL, ESQ.
--------------------------------------------------------------------------------


Stock Option Grants in 2005, page 145

COMMENT 36.       Please disclose what will happen to the options if the
                  executives do not exercise their rights before the share exchange.

Response:         Registrant has addressed the specified comment as it relates to PrimeTrust Bank starting on page 152 of the amended filing.

                  Any unexercised stock options at the time of the completion of the share exchange will be assumed by the Holding Company and exerciseable only for shares of Holding Company stock. The number of shares available for exercise, and the applicable exercise price, will be adjusted to reflect the PrimeTrust Bank exchange ratio, with each option converted into the right to exercise an option to purchase two shares of Holding Company common stock for each share of PrimeTrust Bank subject to such person's option for one-half of the strike price for PrimeTrust Bank shares. <End>

                  A comparable disclosure related to Bank of the South starts on page 159 of the amended filing.

                  Any unexercised stock options at the time of the completion of the share exchange will be assumed by the Holding Company and exerciseable only for shares of Holding Company stock. The number of shares available for exercise, and the applicable exercise price, will be adjusted to reflect the Bank of the South exchange ratio, with each option converted into the right to exercise an option to purchase shares of Holding Company common stock for each share of Bank of the South subject to such person's option for a strike price for Bank of the South shares adjusted to reflect the Bank of the South exchange ratio. No exercises for fractional shares will be permitted. If, after applying the Bank of the South exchange ratio, there would be a fractional share, fractions of less than one-half share will be non-exerciseable and those for at least one-half share will be rounded up to the next whole share.


Legal Matters, page 167

COMMENT 37.       You have represented that the firm of McLemore & Rollins,
                  P.C. has opined as to "the tax effects of the share exchange on the Holding Company" but the opinions are only addressed to the banks; please confirm that you intend the opinion to extend to the holding company.

Response:         Registrant's special tax counsel, McLemore & Rollins, An
                  Association of Attorneys, has revised each tax opinion to address it to both the applicable bank and to the Holding
                  Company. This is reflected on the first page of each of the revised Exhibits 8.1 and 8.2. These opinions have been substantially revised to remove the "more likely than not" qualifications.

Kathryn McHale
July 13, 2006
Page 20
                                                           DANIEL W. SMALL, ESQ.
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PrimeTrust Bank Financial Statements

Independent Auditor's Report, page F-2

COMMENT 38.       Please file an auditor's report that includes the
                  signature of your independent registered accounting firm.
                  Refer to Rule 2-02(a) of Regulation S-X.

Response:         Registrant has included the signature of the banks'
                  independent registered public accounting firm in accordance with this comment.


Note (1) Summary of Significant Accounting Policies

(e) Allowance for Possible Loan Losses, page F-11

COMMENT 39.       Based on your current disclosure, it is unclear if your
                  allowance for loan losses includes estimated losses on commitments to extend credit and standby letters of credit. We believe that the allowance for loan losses should not include amounts provided for losses on financial instruments that are not classified on the balance sheet as loans. Please revise your disclosure to clearly state what estimated losses are provided for in your allowance for loan losses recorded on the balance sheet and your provision for loan losses recorded on the income statement and to classify your liability for off-balance sheet items separately from the allowance for loan losses if needed. Refer to paragraph 8(e) of SOP 01-6.

Response:         Registrant has addressed the specified comment as follows:

                  Please refer to the first paragraph of footnote 1(e) to the consolidated financial statements of PrimeTrust Bank item (4) which states allowance for unfunded commitments is included in other liabilities if significant. [Appearing on pages F-10 - F-11 of the amended filing.]

Kathryn McHale
July 13, 2006
Page 21
                                                           DANIEL W. SMALL, ESQ.
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Note (3) Debt and Equity Securities, page F-18

COMMENT 40.       Please revise to disclose the information about unrealized losses required by paragraph 21 of EITF 03-1 as of December
                  31, 2004.

Response:         Registrant has addressed the specified comment as follows:

                  A table which discloses the information about unrealized losses required by paragraph 21 of EITF-03-1 as of December 31, 2004 has been added to footnote (3) of the consolidated financial statements. [Footnote (3) starts on page F-17 of the amended filing.]


Note (16) Series A Preferred Stock, page F-28

COMMENT 41.       We have the following comments related to your series A
                  preferred stock:


                  a) Please tell us the accounting guidance on which you rely and provide us your supporting accounting analysis to classify the Series A preferred stock in permanent equity and to report the redemption, including the $200,000 over the redemption price, as a reduction to equity.

                  b) Specifically tell us how you considered the fact that the holders of the preferred stock were the directors of the bank and whether you considered the redemption of the preferred stock to be outside the control of the bank.

                  c) Tell us whether the Board of Directors had authority to require the bank to redeem the securities and the percentage of directors who were in the partnership that purchased the preferred stock.

                  d) Please revise to disclose if the line of credit obtained by the partnership of directors of the bank in connection with their purchase of the redeemable preferred stock was with a related party.

Response:         Registrant responds to this comment as follows:

                  a) The accounting support for reporting the Series A preferred stock as capital is found in Statement of Financial Accounting Standard No. 150, paragraph 9 which states mandatory redeemable financial instruments should be classified as a liability. The Bank was not required to redeem the Series A preferred stock and, in fact, was not permitted to redeem the preferred stock without prior regulatory approval.

Kathryn McHale
July 13, 2006
Page 22
                                                           DANIEL W. SMALL, ESQ.
--------------------------------------------------------------------------------

                  b) As noted in response to a) above, the redemption of the Series A preferred stock was not under the control of the board of directors of PrimeTrust Bank but, instead, required the approval of the Tennessee Department of Financial Institutions, the state bank regulatory agency having jurisdiction over this bank. The stock was redeemed from the proceeds of a subsequent offering of PrimeTrust Bank common stock.

                  c) The Board of Directors did not have the authority to require the bank to redeem the securities. All directors were in the partnership that purchased the stock. The directors had no gain or loss resulting from this transaction.

                  d) The line of credit was with Bankers Bank which is not a related party. The $4,200,000 redemption price included the original contribution of $4,000,000 plus $200,000 of interest and other direct cost incurred by the partnership.


Management's Discussion and Analysis of Financial Condition or Plan of
Operations

Loans, page F-48

COMMENT 42.       Please revise to quantify each element of the allowance for loan losses.

Response:         Registrant has addressed the specified comment by adding a table to page F-49 of the amended filing.


Provision for Possible Loan Losses, page F-55

COMMENT 43.       Please revise to fully explain the period-to-period changes in your provision for loan losses for all annual and interim periods presented.

Response:         Registrant has addressed the specified comment on page F-54 of the amended filing:

Kathryn McHale
July 13, 2006
Page 23
                                                           DANIEL W. SMALL, ESQ.
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Income Taxes, page F-55

COMMENT 44.       Please revise to fully explain the change in the deferred
                  tax asset valuation allowance for the periods presented.
                  Please highlight changes in assumptions and environmental factors that necessitated the change and provide the factors you considered to conclude that it was more likely than not that some portion of the deferred tax benefit will not be realized.

Response:         Registrant has addressed the specified comment as follows on page F-54:

                  Specifically, management determined not to recognize tax benefits in prior years related to losses. Instead, a valuation allowance was established as the Bank had no earnings history and was a high growth, start-up operation. As the Bank has achieved taxable income, the tax benefit from the prior losses has been realized.


Bank of the South Financial Statements

Independent Auditor's Report, page F-79

COMMENT 45.       Please file an auditor's report that includes the signature of your independent registered accounting firm and the city and state where issued. Refer to Item 2-02(a) of Regulation S-X.

Response:         Registrant has included the signature of the banks'
                  independent registered public accounting firm in accordance with this comment.


Note (1) Summary of Significant Accounting Policies

(e) Allowance for Possible Loan Losses, page F-88

COMMENT 46.       Based on your current disclosure, it is unclear if your
                  allowance for loan losses includes estimated losses on commitments to extend credit and standby letters of credit. We believe that the allowance for loan losses should not include amounts provided for losses on financial instruments that are not classified on the balance sheet as loans. Please revise your disclosure to clearly state what estimated losses are provided for in your allowance for loan losses recorded on the balance sheet and your provision for loan losses recorded on the income statement and to classify your liability for off-balance sheet items separately from the allowance for loan losses if needed. Refer to paragraph 8(e) of SOP 01-6.

Kathryn McHale
July 13, 2006
Page 24
                                                           DANIEL W. SMALL, ESQ.
--------------------------------------------------------------------------------


Response:         Please refer to Footnote (1)(e)(4) to the consolidated
                  financial statements, which states that the allowance for unfunded commitments is included in other liabilities, if significant. [This note appears on page F-87 of the amended filing.]

Note (2) Loans and Allowance for Possible Loan Losses, page F-97

COMMENT 47.       Please tell us how you considered the guidance in
                  paragraph 4 of SOP 03-3 in determining that it is appropriate to carry over an allowance for loan losses from your acquisition. Specifically tell us how you accounted for loans with evidence of a deterioration of credit quality since origination and the related allowance provided for these loans obtained in your acquisition.

Response:         A review of the Academy Bank loan portfolio prior to its
                  merger with Bank of the South did not reveal any material amounts of impaired loans in which the expected cash flows differed materially from the contractual amounts of the loans.
                  It is not practical to specifically allocate the credit quality adjustment to specific loans in a financial institution. However, to have no credit allowance would be inconsistent with safe and sound banking practices. We believe that having no allowance would be unacceptable to our bank regulators. The carryover of the allowance after adjusting for impaired loans is consistent with other bank acquisition filings with the SEC that we have reviewed. Any deterioration of credit quality since acquisition would be accounted for as an increase in the allowance for loan losses and a charge to the provision for loan losses.


Note (3) Debt and Equity Securities, page F-100

COMMENT 48.       Please revise to disclose the information about unrealized losses required by paragraph 21 of EITF 03-1 as of December
                  31, 2004.

Response:         A table which discloses the information about unrealized
                  losses required by paragraph 21 of EITF 03-1 as of December
                  31, 2004 has been added to footnote (3) of the consolidated financial statements of Bank of the South on page F-103.

Kathryn McHale
July 13, 2006
Page 25
                                                           DANIEL W. SMALL, ESQ.
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Note (18) Acquisition, page F-115

COMMENT 49.       Please revise to disclose the primary reasons for your
                  acquisition of Academy Bank, including a description of the factors that contributed to the purchase price. Refer to 51(b) of SFAS 141.

Response:         The primary reasons for the acquisition of Academy Bank have been added to footnote 18 to the consolidated financial statements. The reasons were set forth on pages 28 and 29 of the joint proxy statement dated April 29, 2005, as filed with and reviewed by the FDIC's Accounting and Securities
                  Disclosure Section. The reasons have been added to the amended filing starting on page F-116.


COMMENT 50.       Your summary of the fair market value of the assets and
                  liabilities assumed from Academy Bank does not include goodwill and other intangible assets and does not reconcile to the purchase price. Please revise to provide a table summarizing the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition similar to the table in paragraph C2 of Appendix C of SFAS 141.

Response:         The summary of the fair market value of the assets and
                  liabilities assumed from Academy Bank, as specified in footnote 18 to the Bank of the South consolidated financial statements, has been expanded to include goodwill and other intangible assets and reconciles to the purchase price of $13.2 million. See page F-116 of the amended filing.


Management's Discussion and Analysis of Financial Condition and Results of Operations

Provision for Possible Loan Losses and Critical Accounting Policies, page F-133

COMMENT 51.       Please revise to quantify each element of the allowance
                  for loan losses and to explain the period-to-period changes in all annual and interim periods.

Response:         Registrant has addressed the specified comment by adding a table to page F-49 of the amended filing.

Kathryn McHale
July 13, 2006
Page 26
                                                           DANIEL W. SMALL, ESQ.
--------------------------------------------------------------------------------


Income Taxes, page F-135

COMMENT 52.       Please revise to fully explain the change in the deferred
                  tax asset valuation allowance for the periods presented.
                  Please highlight changes in assumptions and environmental factors that necessitated the change and provide the factors you considered to conclude that it was more likely than not that some portion of the deferred tax benefit will not be realized.

Response:         Registrant has addressed the specified comment as follows on page F-54:

                  "Specificially management determined not to recognize tax benefits in prior years related to losses. Instead a valuation allowance was established as the Bank had no earnings history and was a high growth, start-up operation. As the Bank has achieved taxable income, the tax benefit from the prior losses has been realized."


Fairness Opinions, Appendix 2 and Appendix 3

COMMENT 53.       Please provide the staff with a copy of board books and
                  any other opinions reports or appraisals provided by each company's financial advisors and submitted to management in connection with each firm's fairness analysis. In addition, please provide the analysis as to the value of each share of the holding company.

Response:         Registrant has previously sent copies of the specified
                  information under separate cover.


Tax Opinions, Exhibits 8.1 and 8.2

COMMENT 54.       We note your indication that "it is more likely than
                  not...that the Combination will be treated as a `reorganization' within the meaning of IRC Section368(a)" and the uncertain language throughout the opinion such as "should;" please provide an explanation in your opinion as to why you can not provide a more certain opinion and the degree of uncertainty that exists. In addition, please provide a risk factor and other appropriate disclosure setting forth risks to investors.

Response:         Registrant's special tax counsel has removed the "more likely than not" qualification and Exhibits 8.1 and 8.2, as revised, have been re-filed. In addition, each tax opinion is addressed to the Holding Company as well as to the applicable bank and now state expressly that they may be relied upon by the Holding Company with respect to its obligations under the terms of the share exchange agreement.

Kathryn McHale
July 13, 2006
Page 27
                                                           DANIEL W. SMALL, ESQ.
--------------------------------------------------------------------------------


         We trust that the foregoing is responsive to the Staff's thoughtful comments. I apologize in advance if I have misunderstood any of the Staff's comments. Please contact the undersigned at (615) 519-6000 as soon as possible to discuss any clarification that we might provide. The accounting Staff may, in its discretion, speak directly with the registrant's independent registered public accountants, Maggart & Associates, P.C., at (615) 252-6100, by calling for either Stephen M. Maggart or P. Jason Ricciardi. Thank you for your assistance.

                                         Very truly yours,

                                         /s/ Daniel W. Small

                                         Daniel W. Small



cc:      Gary L. Scott, Chairman
         David Major, President
         Stephen M. Maggart, Maggart & Associates, P.C.
         P. Jason Ricciardi, Maggart & Associates, P.C.